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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

October 21, 2011

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A
ONcore Premier II Individual Variable Annuity Post-Effective Amendment No. 4 File Nos. 811-09178 & 333-164070

Dear Ms. Roberts:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on October 11, 2011. Registrant filed the Post-Effective Amendment with the Commission on August 26, 2011 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) contemporaneously with thirteen other post-effective amendments (collectively, along with the Post-Effective Amendment, the “filings”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

General Comments

•	The comments are given as to ONcore Premier II. To the extent any comments apply to the other filings, please make them in those filings.

Response: To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing:

Product filing	40 Act File No.	33 Act File No.
ONcore Premier, Post-Effective Amendment No. 42	811-01978	333-43515
ONcore Value, Post-Effective Amendment No. 45	811-01978	333-43513
ONcore Xtra, Post-Effective Amendment No. 36	811-01978	333-86603
ONcore Wrap, Post-Effective Amendment No. 16	811-01978	333-134982

Ms. Roberts

October 21, 2011

ONcore Flex, Post-Effective Amendment No. 39	811-01978	333-43511
ONcore Lite, Post-Effective Amendment No. 33	811-01978	333-52006
ONcore Ultra, Post-Effective Amendment No. 15	811-01978	333-134288
ONcore Lite II, Post-Effective Amendment No. 11	811-01978	333-156430
ONcore Ultra II, Post-Effective Amendment No. 11	811-01978	333-156432
ONcore Lite III, Post-Effective Amendment No. 4	811-01978	333-164075
ONcore Flex II, Post-Effective Amendment No. 4	811-01978	333-164069
ONcore Xtra II, Post-Effective Amendment No. 4	811-01978	333-164073
ONcore Premier WF, Post-Effective Amendment No. 1	811-01978	333-171785

•

The Staff would like to reiterate that these filings should have been done as new registration statements because the Staff thinks that the current contracts are significantly different from the contracts in the original registration statements.

Response:

The Registrant will give future consideration to this comment, while also keeping in mind that the views of the Staff may be evolving and may not be entirely consistent with the industry’s position in this regard. Registrant’s current position is that the filings were filed appropriately as post-effective amendments pursuant to Rule 485(a) under the 1933 Act. Registrant believes that its position is consistent with the Staff’s longstanding administrative practice in this area including, among other things, the Staff’s pronouncements permitting the inclusion of new prospectuses describing enhanced replacement products in the same registration statement. Furthermore, there would appear to be no compelling public policy or investor protection interest in requiring Registrant to file new registration statements to add the riders, particularly in light of the significant costs and other burdens associated therewith.

Specific Comments

1.	Premium Protection Riders (p. 6) – Will the company be offering the rider in those states where permitted? If so, please delete “may” from the first sentence in the section. Alternatively, if the company will not be offering the rider, delete the description of the rider from the prospectus. The same comment applies to disclosure for the Premium Protection Plus riders (p. 9) and the GPP (2012) rider (p. 11).

Response: The relevant sentence for each of the riders has been revised to delete “may” from the sentence to affirmatively state that the company is offering the specified riders where permitted.

Ms. Roberts

October 21, 2011

2.	Premium Protection Riders (p. 7) – Please clearly disclose whether the rider charge for the Premium Protection rider can be increased up to the maximum rate for contracts offered by the current prospectus as supplemented by this filing period. If the maximum rate only relates to contracts sold in the future, please delete the maximum rate disclosure or explain why it is appropriate to include a maximum rate disclosure for contracts not offered by the currently effective prospectus.

Response: The rider charge rate cannot be increased up to the maximum rate for contracts offered by the current prospectus as supplemented by this filing period. The maximum rate has been deleted for the Premium Protection riders from the supplement.

3.	Summary of Optional Death Benefit Riders (p 34 in May 1, 2011 prospectus) – Please update the summary chart of optional death benefit riders in the supplement.

Response: The summary chart has been updated in the supplement as indicated in Appendix A.

4.	Deferral Credit (p. 13) – Please revise the disclosure to state affirmatively that the company will be offering the specified riders or delete the disclosure for the riders.

Response: The relevant disclosure has been revised to delete “may” to affirmatively state that the company is offering the specified riders where permitted.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely, /s/ Kimberly A. Plante Kimberly A. Plante Senior Associate Counsel

APPENDIX A

The following replaces the summaries of the Premium Protection (Single Life), Premium Protection (Joint Lives), Premium Protection Plus (Single Life) and Premium Protection Plus (Joint Lives) in the “Summary” of death benefit riders in the section “Optional Death Benefit Riders” in the prospectus.

Premium Protection (Single Life)

•    Guarantees a death benefit equal to your purchase payments, adjusted for withdrawals.

•    Adjusted dollar for dollar on annual withdrawals that do not exceed the allowable withdrawals under the GLWB (2011), GLWB (2012) or GLWB Plus.

•    Reduced by the greater of the excess dollar amount of the withdrawal or the pro rata reduction for any withdrawals that are excess withdrawals under the GLWB (2011), GLWB (2012) or GLWB Plus.

•    Continues if Contract Value is reduced to zero.

•    Cannot purchase once the annuitant is 76.

•    Sold only in conjunction with GLWB (2011), GLWB (2012) or GLWB Plus.

Those who want to ensure, through the GLWB (2011), GLWB (2012) or GLWB Plus and this rider, the return of their original principal.

If purchased in conjunction with GLWB (2011):

For issues ages through 70: 0.10%

For issue ages 71-75: 0.25%

If purchased in conjunction with GLWB (2012) or GLWB Plus:

For issues ages through 70: 0.25%

For issue ages 71-75: 0.40%

Premium Protection (Joint Lives)	• Like Premium Protection except for the following: ¡ Sold only in conjunction with Joint GLWB (2011), Joint GLWB (2012) or Joint GLWB Plus.	Those who want to ensure, through the Joint GLWB (2011), Joint GLWB (2012) or Joint GLWB Plus and this rider, the return of their original principal.

If purchased in conjunction with Joint GLWB (2011):

For issues ages through 70: 0.10%

For issue ages 71-75: 0.25%

If purchased in conjunction with Joint GLWB (2012) or Joint GLWB Plus:

For issues ages through 70: 0.25%

For issue ages 71-75: 0.40%

Ms. Roberts

October 21, 2011

Premium Protection Plus (Single Life)

•    Guarantees a death benefit equal to your purchase payments, adjusted for withdrawals.

•    Not reduced for annual withdrawals that do not exceed the allowable withdrawals under the GLWB (2011), GLWB (2012) or GLWB Plus until the contract anniversary after the annuitant is 85; reduced dollar for dollar thereafter.

•    Reduced by the greater of the excess dollar amount of the withdrawal or the pro rata reduction for any withdrawals that are excess withdrawals under the GLWB (2011), GLWB (2012) or GLWB Plus.

•    Steps up to Contract Value, if higher, on the seventh contract anniversary.

•    Cannot purchase once the annuitant is 71.

•    Sold only in conjunction with GLWB (2011), GLWB (2012) or GLWB Plus.

		Those who are planning to make use of their money during their lifetime and want to leave the original principal to their heirs.	If purchased in conjunction with GLWB (2011): 0.90% (maximum) 0.45% (current) If purchased in conjunction with GLWB (2012) or GLWB Plus: 1.20% (maximum) 0.60% (current)

Premium Protection Plus (Joint Lives)	• Like Premium Protection Plus except for the following: ¡ Sold only in conjunction with Joint GLWB (2011), Joint GLWB (2012) or Joint GLWB Plus.	Those who are planning to make use of their money during their lifetime and want to leave the original principal to their heirs.	If purchased in conjunction with Joint GLWB (2011): 0.90% (maximum) 0.45% (current) If purchased in conjunction with Joint GLWB (2012) or Joint GLWB Plus: 1.20% (maximum) 0.60% (current)